January 12, 1998

VIA EDGARLINK TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Sonia Galindo

         Re:      ThermoEnergy Corporation
                  File No. 333-21613
                  Request for Withdrawal of Registration Statement on Form SB-2

Dear Ms. Galindo:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, ThermoEnergy Corporation (the "Company") hereby withdraws its registration statement on Form SB-2, Registration No. 333-21613, as amended ("Registration Statement"), that was originally filed with the Securities and Exchange Commission on February 12, 1997. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock and Warrants contemplated in the Registration Statement. No shares of Common Stock of the Company or Warrants have been issued or sold under the Registration Statement.

     If you have any questions with respect to this letter, please call either Jay H. Lindy, Esq. or Roger S. Woodman, Esq. of the law firm of Waring Cox, PLC at (901) 543-8000.

                                            Very truly yours,

                                            THERMOENERGY CORPORATION

                                            By:  /s/ Dennis Cossey
                                                     Chairman of the Board and
                                                     Chief Executive Officer



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